SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

GameStop Corp.

(Name of Issuer)

Class A Common Stock, par value $.001 per share

(Title of Class of Securities)

36 467W 10 9

(CUSIP Number)

Leonard Riggio

c/o Barnes & Noble, Inc.

122 Fifth Avenue

New York, New York 10011

(212) 633-3300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 10, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. (

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 36 467W 10 9	13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) Leonard Riggio
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,019,600
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,019,600
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,019,600

CUSIP No. 36 467W 10 9	13D	Page 3 of 5

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
14	TYPE OF REPORTING PERSON IN

This statement constitutes Amendment No. 2 (“Amendment No. 2”) to the Statement on Schedule 13D filed with the Securities and Exchange Commission by Leonard Riggio (the “Reporting Person”) in connection with his exercise of stock options and subsequent sale of an aggregate of 1,500,000 shares of Class A Common Stock, par value $.001 per share (the “Class A Common Stock”), of GameStop Corp., a Delaware corporation, with its principal executive offices at 625 Westport Parkway, Grapevine, Texas 76051 (the “Company”).

In accordance with Exchange Act Rule 13d-2, this Amendment No. 2 amends and supplements only information that has materially changed since the March 8, 2002 filing by the Reporting Person of the Schedule 13D and the April 17, 2005 filing by the Reporting Person of the Amendment No. 1 to the Schedule 13D (collectively, the “Schedule 13D”). To the best knowledge of Mr. Riggio, there has been no material change in the information set forth in response to Items 1, 2, and 3 of the Schedule. Accordingly, those Items are omitted from this Amendment No. 2. Unless otherwise indicated herein, terms used but not otherwise defined in this Amendment No. 2 shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On April 10, 2006, in connection with the Underwriting Agreement described below, the Reporting Person exercised options to purchase 1,500,000 shares of Class A Common Stock, at a per share exercise price of $4.51.

Pursuant to an Underwriting Agreement, dated April 10, 2006 (the "Underwriting Agreement"), among Citigroup Global Markets Inc. (the “Underwriter”), the Company and the Reporting Person and EB Nevada Inc. (together with the Reporting Person, the “Selling Stockholders”), the Underwriter agreed to purchase from the Selling Stockholders and the Selling Stockholders agreed to sell to the Underwriter an aggregate of 6,500,000 shares of Class A Common Stock (the "April 2006 Sale"), which aggregate amount includes the aforementioned 1,500,000 shares of Class A Common Stock owned by the Reporting Person. The shares were sold at a per share price of $46.60. As a result of the sale, which was consummated on April 17, 2006, the Reporting Person received gross proceeds of $69,900,000, and paid $600,000 in underwriting commissions and $7,600 in offering expenses.

CUSIP No. 36 467W 10 9	13D	Page 4 of 5

                The Underwriting Agreement contains customary representations, warranties, indemnities and agreements by the Company and the Selling Stockholders. The Company, the Selling Stockholders and the Company’s executive officers and directors have agreed with the Underwriter not to sell, dispose of or hedge any shares of the Company’s Class A common stock or securities convertible into Class A common stock, subject to specified exceptions, for 45 days after the date of the Underwriting Agreement. The description of the material terms of the Underwriting Agreement (including the lock-up agreement attached as Exhibit A thereto) is qualified in its entirety by reference to the complete text of the Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 13, 2006.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a) The Reporting Person is the direct beneficial owner of 3,019,600 shares (6.5%) of Class A Common Stock, 3,000,000 shares of which are issuable upon exercise of options which have a per share exercise price of $4.51, have been exercisable since October 8, 2005 and expire on June 10, 2011, and 19,600 shares of which are restricted shares, 10,000 shares of which vest in two equal installments on September 8, 2006 and September 8, 2007 and 9,600 shares of which vest in equal installments on February 10 of each of the years 2007 through 2009.

(b) The Reporting Person has the sole power to vote and dispose of the shares referred to in (a) above.

(c) Other than as described in Item 4 of this Amendment No. 2, the Reporting Person has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

(d) and (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

The matters set forth in Item 4 above are incorporated in this Item 6 by reference as if fully set forth herein.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

1. Underwriting Agreement, dated April 10, 2006, among GameStop Corp., the selling stockholders named therein and Citigroup Global Markets Inc., including the Form of Lock-Up Agreement attached as Exhibit A thereto (incorporated by reference to Exhibit 1.1 to the Company’s Current Report on Form 8-K, dated as of April 13, 2006).

CUSIP No. 36 467W 10 9	13D	Page 5 of 5

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

/s/ Leonard Riggio

Leonard Riggio

Dated: April 17, 2006